UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

NO ACT
P.E 12-19-02
1-9924

03016103

February 18, 2003

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

Shelley J. Dropkin
Senior Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Citigroup by Thomas A. Gavitt. We also have received a letter from the proponent dated January 10, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
MAR 04 2003
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Thomas A. Gavitt
EPS X-13910
P.O. Box 02-5261
Miami, FL 33102-5261

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2002

The proposal requests (1) that "all monetary gains by senior managers during the specified period of time be returned and treble damages applied and enforced"; (2) that "all executive options and bonuses paid and or exercised" between 1998 and 2002 "be declared not valid"; and (3) that "all Citigroup senior managers stock option programs and bonus programs cease and be permanently terminated, immediately."

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the last sentence of the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Citigroup with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(2) because it may cause Citigroup to breach existing compensation agreements. In particular, we note that four sentences of the proposal that begin "Therefore all monetary gains . . ." and end ". . . returned to Citigroup Incorporated" could cause Citigroup to breach existing compensation agreements. However, it appears that the defect in the last sentence of the proposal that begins "All Citigroup senior managers . . ." and ends ". . . permanently terminated, immediately" could be cured, however, if the sentence were revised to state that it applies, only to compensation agreements made in the future. Accordingly, unless the proponent provides Citigroup with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Citigroup may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that

Citigroup Inc.
425 Park Avenue
New York, NY 10043

December 19, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of Thomas A. Gavitt (the "Proponent")**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 15, 2003. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(3) promulgated under the Act and six copies of an opinion of Morris, Nichols, Arsht & Tunnell as to certain matters of Delaware law.

Rule 14a-8(i)(1) provides that a proposal may be omitted if it is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(2) provides that a proposal may be omitted if "the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject."

Rule 14a-8(i)(3) provides that a proposal may be omitted if it violates the proxy rules, including Rule 14a-9 which prohibits false and misleading statements in proxy materials.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 11, 2003.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

cc: Thomas A. Gavitt

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is annexed hereto as Exhibit A, submitted by Thomas A. Gavitt (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2003 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 15, 2003.

The Proposal urges the Company to adopt a resolution pursuant to which "all monetary gains by senior managers during the specified period be returned, with treble damages applied and enforced. All executive options and bonuses paid and or exercised during the years 1998, 1999, 2000, 2001 and 2002 be declared not valid...that all monies gained by senior managers be forfeited, and treble damages applied. All resulting funds shall be returned to Citigroup Incorporated. [sic] All Citigroup senior managers stock option programs and bonus programs will cease and be permenently [sic] terminated, immediately."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2), and Rule 14a-8(i)(3) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(1) provides that a proposal may be omitted if it is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) provides that a proposal may be omitted if "the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." Rule 14a-8(i)(3) provides that a proposal may be omitted if it violates the proxy rules, including Rule 14a-9 which prohibits false and misleading statements in proxy materials.

THE PROPOSAL MAY BE OMITTED BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY THE SHAREHOLDERS OF THE COMPANY UNDER DELAWARE LAW

Rule 14a-8(i)(1) permits the omission of a shareholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

As more fully discussed in the opinion of the Delaware law firm Morris, Nichols, Arsht & Tunnell (the "Opinion") attached hereto as Exhibit B, the Proposal is not a proper subject for action by the shareholders of the Company under Delaware law.

The Proposal would award treble damages against "senior managers", but only courts - not shareholders - have the power to award damages. Black's Law Dictionary defines "damages" as "A pecuniary compensation or indemnity which may be recovered in the courts ..." Black's Law Dictionary 351 (5th ed. 1979). Indeed, insofar as the Proposal would award treble damages as punishment for the "fraud and collusion" it ascribes to "senior managers," even the Delaware Court of Chancery does not have jurisdiction to award punitive damages in suits brought under the provisions of the Delaware General Corporation Law ("DGCL"). Beals v. Washington International, Inc., Del. Ch. 386 A.2d 1156 (1978); Kaye v. Pantone, Inc. 395 A.2d 369 (1978); Loretto Literary & Benevolent Institution v. Blue Diamond Coal Co. 444 A.2d 256 (1982).

In addition, the Proposal would require "senior managers" to return all "monetary gain" from Citigroup and forfeit all "monies gained" (or, perhaps, three times that amount) and bonuses paid or options exercised during a period reaching back to 1998. But corporations do not have the power – whether or not approved by shareholders – to require employees to return compensation already paid to them or retroactively to "invalidate" stock options that have already been exercised.

Finally, if the Proposal is approved, all stock option and bonus programs for "senior managers" would be immediately terminated. Section 122(15) of the DGCL provides that every corporation organized under that statute has the specific power to "pay pensions and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers and employees ..." The Proposal calls for the permanent termination of existing and future stock option and bonus programs. It is unlikely a Delaware court would allow shareholders to have the power to cause their corporation to abdicate permanently the specific corporate power granted by Section 122(15) of the DGCL, even if that abdication were limited to a specific class or group of officers or employees.

Under the terms of existing compensation plans, action by the board of directors or a committee of the board is required as a matter of contract to terminate the plans. For example, Section 21 of the Company's 1999 Stock Incentive Plan, which was approved by the Company's shareholders at the 1999 annual meeting of shareholders, provides that the Plan may be amended, suspended or terminated by the Committee. It also says that the Plan will terminate on April 30, 2009 "unless earlier terminated by the Board." Even if this plan could be terminated, as the Proposal would mandate, action by the Company's board of directors or a committee of the Board would be required. Indeed, Section 21 of the Company's 1999 Stock Incentive Plan states expressly that "no termination, suspension or amendment of the Plan shall adversely affect the right of any Participant with respect to any Award theretofore granted ..." Similarly, Section 8(b) of the Company's 1999 Executive Performance Plan, which was also approved by the Company's shareholders at the 1999 annual meeting provides "...in no event shall the termination of the Plan adversely affect the rights of any Participant to deferred amounts plus any earnings thereon previously awarded such Participant."

Accordingly, as set forth above, because the Proposal calls upon the Company's shareholders to take actions they do not have the power or legal authority to take, it is not a proper subject for shareholder action under Delaware law and may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(1).

Furthermore, although the Proposal is cast as a mandate rather than a recommendation or request, it would not be a proper subject for shareholder action under Delaware law even if recast in precatory form. A note to Rule 14a-8(i)(1) indicates that in certain cases a proposal that would be binding if approved by shareholders may not be a proper subject for shareholder action but would be proper if framed as a recommendation or request that the board of directors take specified action. As indicated above, the Proposal requires action that the Company does not have the corporate power to effect whether approved by shareholders or by directors. As a consequence the Proposal would not be a proper subject for shareholder action even if recast as a recommendation or request for director action.

THE PROPOSAL MAY BE OMITTED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW

Rule 14a-8(i)(2) provides that a proposal which, if implemented, "would require the registrant to violate any state...law to which it is subject" may be omitted. As more fully discussed in the Opinion, the Proposal, if implemented, would cause the Company to breach existing contractual or other obligations and may therefore be omitted from the Company's proxy statement and form of proxy in reliance upon Rule 14a-8(i)(2).

The Proposal would require Citigroup to abolish permanently all "stock option programs and bonus programs" or, at least, any programs fitting that description that include "senior managers" as participants. In addition, it would abrogate all bonuses and options awarded or exercised during the years 1998-2002. The staff (the "Staff") of the Securities and Exchange Commission has recognized that a shareholder proposal may be excluded from a company's proxy materials if it would cause the company to breach existing contractual or other obligations in reliance on Rule 14a-8(i)(2) or its predecessor, Rule 14a-8(c)(2), which authorizes exclusion of shareholder proposals which, if implemented, would cause a company to violate state or federal law. See SBC Communications Inc. (January 11, 1999) (proposal requiring abolition of all stock options), CoBancorp Inc. (February 22, 1996), (proposal requesting rescission of long-term incentive plan).

The Proposal, if implemented, would require the Company to terminate its 1999 Stock Incentive Plan, without regard to the specific provisions of the Plan providing that the Plan will terminate in 2009 unless earlier terminated by the board of directors, and rescind all grants and awards made under that Plan since its enactment in 1999 as well as grants and awards under any other "stock option and stock bonus program" that include "senior managers" during a time period reaching back to 1998. Section 23 of the 1999 Stock Incentive Plan provides that the Plan and all agreements entered into under the Plan are governed by Delaware law. To the extent that implementation of the Proposal would require the rescission of grants and awards already made under the 1999 Stock Incentive Plan or agreements entered into under the Plan or any other "stock option and stock bonus program" of the Company governed by Delaware law, such action would involve a breach of Delaware contract law.

As the Proposal would, if implemented, require corporate action that violates Delaware law, the Proposal may be excluded under Rule 14a-8(i)(2).

THE PROPOSAL MAY BE OMITTED BECAUSE IT CONTAINS FALSE AND MISLEADING STATEMENTS

Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation... shall be made by means of any proxy statement...containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading..." The Company believes that the Proposal may be excluded under Rule 14a-8(i)(3) since it contains false and misleading statements.

The Proposal is misleading because it leads shareholders to believe that it is directed at the senior executives of the Company owing to their alleged misdeeds. However, in the case of the mandated permanent termination of all "stock option programs and bonus programs" that include senior managers, the Proposal's reach is much broader; it affects a substantial number of rank and file employees who participate in these programs. Over 100,000 of the Company's employees around the world participate in the Company's stock option and restricted stock programs of which approximately 115 are considered to be "Senior Management." Were shareholders to vote in favor of the Proposal as written, they would perceive that the punishment exacted by the termination of the various benefit plans would affect only senior management when, in fact, it would a much larger employee population.

There are a number of false, misleading, unsupported and unsubstantiated statements in the Proposal. The allegations against Citigroup personnel are unsubstantiated, conclusory and inflammatory, and likely to mislead the Company's shareholders. These statements directly or indirectly impugn the character and attack the integrity of directors and officers of the Company. The following are the statements that should be eliminated from the Proposal.

In the introductory paragraph of the supporting statement, the Proponent states "A litany of offences [sic] committed against investors, employees, and clients perpetrated by Citigroup Executives indicates fines and legal penalties will be forthcoming. It is obvious that high level Managers have committed infractions that include, collusion and fraud, consequently initiating numerous investigations by Governmental Agencies. The reputation of Citigroup, is attributable to the devious actions by Senior Managers, as that of a 'criminal enterprise.'" This paragraph contains numerous unsupported allegations and statements, many of which are inflammatory. The Proponent alleges that "offences" [sic], "infractions", including "collusion and fraud" and "devious actions" have been committed by Citigroup personnel. The use of these words is inflammatory and intended to mislead shareholders. The Proponent offers no support whatsoever for these allegations. He asserts that governmental investigations have arisen out of infractions including collusion and fraud when no infractions have been alleged by any governmental agency. Finally, the Proponent makes the unsubstantiated statement that fines and legal penalties will be forthcoming. This statement is an unsubstantiated expression of a stockholder's opinion.

In paragraph 1 of the supporting statement, the Proponent asserts that "Citigroup intentionally manipulated the written record of their dealings with Enron. This manipulation by Citigroup permitted Enron to avoid requirements of accounting rules, thus keeping $125 million in debt off its books. Citigroup deliberately left the full terms of the deal out of the paperwork, thereby permitting Enron to conceal the truth. Thousands of Americans lost their life savings and jobs totally attributable to Citigroup's complicity in the Enron scandal." The statements made by the Proponent as to Citigroup's role in transactions with Enron are devoid of factual support or evidence and are simply the unsubstantiated expressions of a stockholder's opinion. The allegation that losses by Americans are attributable to Citigroup's alleged complicity are false, unsupported and, indeed, inflammatory.

In paragraph 2 of the supporting statement, the Proponent alleges that Robert Rubin utilized " his connections to fraudulently inflate Enron's ratings, and victimize unsuspecting investors." The Proponent goes on to say that "Jack Grubman, of Solomon [sic] Smith Barney was 'directed' by Senior Managers to utilize his talents, and became a co-conspirator by fraudulently maintaining a 'buy' on Enron stock, up to the time Enron filed for bankruptcy. Mr. Grubman was forced to resign and became the 'fall guy' for higher ups." These statements are unsupported and misleading. The use of words such as "fraudulently", "victimize", "co-conspirator", and "fall guy" clearly make these assertions inflammatory.

In paragraph 3 of the supporting statement, the Proponent alleges that the Company "regularly fleeced" customers. The Proponent goes on to say that "While the United States was mobilizing for a war against terrorists Citigroup continued cheating Americans by employing illegal lending methods. While the United States was still reeling from the terrorist attack on Sept. 11, Citigroup Chairman, Sanford Weill enriched himself beyond belief on November 2, 2001. Mr. Weill exercised one of his many "executive" stock options and "acquired" 700 thousand shares of Citigroup Stock at the bargain price of $23.50 per share. Total cost was $16,450,000. On the very same day Mr. Weill sold 494,095 shares for $46.25 for each share, and received $22,851,893. Mr. Weill enjoyed a net profit of $11,240,661. Americans bought the shares at $46.25 via the stock market. While Americans were preparing to send their Sons and Daughters to Afghanistan, Mr. Weill, and Citigroup Senior Managers continued on their precarious course of self-enrichment."

The allegation that the Company "regularly fleeced" customers is provided without any supporting evidence and is false and inflammatory. The Proponent attempts to link his allegations of impropriety by Citigroup personnel to the tragic events of September 11. No support or evidence is given for the allegations that Citigroup "cheated Americans" or employed "illegal lending methods." The implication that Citigroup and its personnel were indifferent to the events of September 11 is not only baseless and inflammatory, it is damaging to Citigroup's reputation and defames its personnel. Citigroup responded to the events of September 11 by creating the Citigroup Relief Fund to provide scholarships to the children of the victims of September 11. Citigroup donated $15 million to the Fund and its employees, including senior executives, and others have donated an additional $5 million. Citigroup lost 6 of its own employees as a result of the tragedy and was forced to evacuate thousands of employees from its offices at 7 World Trade Center prior to its collapse. To allege that Citigroup's behavior with respect to the events of September 11 was anything less than honorable is particularly offensive. It is merely an attempt to obscure the issues for shareholders and intentionally mislead them.

Paragraph 3 also misstates material facts. Mr. Weill did not sell shares on November 2, as the Proponent suggests. Using an exercise method known as a swap, Mr. Weill used shares he already owned to pay the exercise price for his options and had shares withheld to pay the taxes associated with the exercise. This transaction did not enrich Mr. Weill at all, let alone "beyond belief." The net shares Mr. Weill received from the exercise of the options were given to a charity.

Given the false, inflammatory, self-serving and unsubstantiated statements contained in paragraph 3, shareholders could easily be misled to believe not only that Citigroup was indifferent to the events of September 11 but that it took advantage of its customers' vulnerability during that time and committed illegal acts against them.

Paragraph 4 contains the following unsupported statements: "with the impending initial public offering of AT&T Wireless, indications are that Mr. Weill was cornered by AT&T Chairman Robert [sic] Armstrong and at Mr. Armstrong's urging, the 'boss' Mr. Weill and Jack Grubman at Solomon [sic] Smith Barney turn his poor rating of AT&T, to a buy rating. Once again the fraud and collusion was successful and Americans were victimized by Citigroup's complicity in this fraudulent act. Mr. Weill 'serves' on the AT&T Board, and Mr. Armstrong serves on the Citigroup Board, a nice cozy relationship." These statements directly impugn the character of Messrs. Weill and Armstrong without factual foundation or substantiation and are misleading. In addition, the use of words such as "fraud", "collusion", "victimized", "complicity" and "cozy" clearly make these assertions inflammatory. In addition none of the statements are substantiated.

Paragraph 5 reads as follows: "Another ongoing investigation into the workings at Citigroup revealed how Solomon [sic] Smith Barney routinely gave millions of shares of IPO's to the thugs at World Com. As bribery. The chief thug, Bernie Ebbers, netted over 11 million dollars through his illegal allotment of IPO shares being meted out strictly as bribery. The "gifting" of IPO shares that were bought and sold in one day, indicates illegal conduct by the "giver" and the "receiver". These statements are offered without any support whatsoever and constitute unsubstantiated opinions of a shareholder. The use of the words "routinely", "thugs", "bribery", "illegal", and "gifting" are inflammatory and are intended to mislead shareholders.

The Staff has found that a company could properly omit entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. See, e.g., Wal-Mart Stores, Inc. (April 2, 2001); McDonald's Corporation (March 13, 2001); Comshare, Incorporated (August 23, 2000); Tri-Continental Corporation (March 14, 2000). The Staff has also on many occasions found that a company could properly omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements or omit materials fact necessary to make statements therein not false or misleading. See e.g., Sysco Corporation (September 4, 2002); American Standard Companies, Inc. (March 18, 2002); Emerson Electric Co. (October 27, 2000); National Fuel Gas Company (November 18, 1999); Exxon Baldwin Corporation (February 20, 1998). Moreover, Staff Legal

Bulletin No. 14 (July 13, 2001) states that "in drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact." Staff Legal Bulletin No. 14 also states that shareholders "should provide factual support for statements in the proposal and supporting statement."

As discussed above, the Proposal contains false and unsupported statements and is materially misleading. The Proposal contains inflammatory statements and fails to substantiate the vast majority of its assertions. The Proposal impugns the character of directors and officers of the Company and makes unsubstantiated statements that are harmful to the Company's reputation. The Proposal would mislead the Company's shareholders were it to be included in the proxy materials for the 2003 Annual Meeting. Consequently, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits the Proposal is not a proper subject for action by shareholders under Delaware law, would, if implemented, cause Citigroup to violate Delaware law and contains false and misleading statements. Accordingly, the Proposal may be omitted pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(3).

Exhibit A

October 2, 2002

Citigroup Incorporated
153 East 53rd Street
New York City, New York 10043
Attention: Mr. Sanford Weill, Chairman

SHARE OWNER PROPOSAL

I, Thomas Gavitt own 300 shares of Citigroup Stock, and have owned the shares jointly for over one year. I submit Waterhouse Securities monthly statements verifying my continuous ownership.

Recently, a deluge of negative information has been revealed, pertaining to the conduct of Managers at Citigroup. A litany of offences committed against investors, employees, and clients perpetrated by Citigroup Executives indicates fines and legal penalties will be forthcoming. It is obvious that high level Managers have committed infractions that include, collusion and fraud, consequently initiating numerous investigations by Governmental Agencies. The reputation of Citigroup, is attributable to the devious actions by Senior Managers, as that of a "criminal enterprise".

1. On July 23, 2002 the New York Times reported that Citigroup "molded" deals to help Enron skirt rules. Citigroup intentionally manipulated the written record of their dealings with Enron. This manipulation by Citigroup permitted Enron to avoid requirements of accounting rules, thus keeping $125 million in debt off its books. Citigroup deliberately left the full terms of the deal out of the paperwork, thereby permitting Enron to conceal the truth. Thousands of Americans lost their life savings and jobs totally attributable to Citigroups' complicity in the Enron Scandal.
2. News media made note of former Treasury Secretary Robert Rubin utilizing his connections to fraudulently inflate Enron's ratings, and victimize unsuspecting investors. Jack Grubman, of Solomon Smith Barney was "directed" by Senior Managers to utilize his talents, and became a co-conspirator by fraudulently maintaining a "buy" on Enron Stock, up to the time Enron filed for bankruptcy. Mr. Grubman was forced to resign and became the "fall guy" for higher ups.
3. On September 20, 2002, Citigroup was once again clobbered with a $240 million dollar penalty by the FTC because they regularly fleeced customers who took out loans. The FTC said this was the largest consumer protection settlement in the Agency's history. While the United States was mobilizing for a war against terrorists Citigroup continued cheating Americans by employing illegal lending methods. While the United States was still reeling from the terrorist attack on Sept.11, Citigroup Chairman, Sanford Weill enriched himself beyond belief on November 2, 2001. Mr. Weill exercised one of his many "executive" stock options and "acquired" 700 thousand shares of Citigroup Stock at the bargain price of $23.50 per share. Total cost was $16,450,000. On the very same day Mr. Weill sold 494,095 shares for $46.25 for each share, and received $22,851,893. Mr. Weill enjoyed a net profit of $11,240,661. Americans bought the shares at $46.25 via the stock market.

While Americans were preparing to send their Sons and Daughters to Afghanistan, Mr. Weill, and Citigroup Senior Managers continued on their precarious course of self enrichment.

4. There is an ongoing investigation as to alleged pressure by Sanford Weill, Citigroup Chairman to elevate the rating on AT&T stock at the request of Citigroup Board Member, Robert Armstrong. AT&T stock had been severely depressed, and with the impending initial public offering of AT&T Wireless, indications are that Mr. Weill was cornered by AT&T Chairman Robert Armstrong and at Mr. Armstrong's urging, the "boss" Mr. Weill had Jack Grubman at Solomon Smith Barney turn his poor rating of AT&T, to a buy rating. Once again the fraud and collusion was successful and Americans were victimized by Citigroup's complicity in this fraudulent act. Mr. Weill "serves" on the AT&T Board, and Mr. Armstrong serves on the Citigroup Board, a nice cosy relationship.
5. Another ongoing investigation into the workings at Citigroup revealed how Solomon Smith Barney routinely gave millions of shares of IPO's to the thugs at World Com. as bribery. The chief thug, Bernie Ebbers, netted over 11 million dollars through his illegal allotment of IPO shares being meted out strictly as bribery. This "gifting" of IPO shares that were bought and sold in one day, indicates illegal conduct by the "giver" and the "receiver".

Because of the dishonesty, fraud and collusion outlined above, I desire to submit the following proposal to be presented to all share owners for a vote prior to, and at the next share owner(s) meeting.

MY PROPOSAL

DUE TO THE DETERIORATION OF ETHICS BY SENIOR OFFICERS AT CITIGROUP INCORPORATED AND THE RESULTING LABEL NOW PLACED ON CITIGROUP, THAT "CITIGROUP IS A CORPORATION OF UNSAVORY AND ILLICIT ACTIVITY". THEREFORE ALL MONETARY GAINS BY SENIOR MANAGERS DURING THE SPECIFIED PERIOD OF TIME BE RETURNED, WITH TREBLE DAMAGES APPLIED AND ENFORCED. ALL EXECUTIVE OPTIONS AND BONUSES PAID AND OR EXERCISED DURING THE YEARS 1998, 1999, 2000, 2001, AND 2002 BE DECLARED NOT VALID. DUE TO THE SEVERE NEGATIVE REPUTATION PLACED ON CITIGROUP CAUSED BY ACTS OF FRAUD AND COLLUSION BY SENIOR MANAGERS THAT ALL MONIES GAINED BY SENIOR MANAGERS BE FORFEITED, AND TREBLE DAMAGES APPLIED. ALL RESULTING FUNDS SHALL BE RETURNED TO CITIGROUP INCORPORATED. ALL CITIGROUP SENIOR MANAGERS STOCK OPTION PROGRAMS AND BONUS PROGRAMS WILL CEASE AND BE PERMENENTLY TERMINATED, IMMEDIATELY.

Sincerely,

Thomas A. Gavitt

EPS X 13910 P.O. Box 02-5261
Miami, Florida 33102-5261

copy: Chairman Harvey Pitt, S.E.C.

Exhibit B

Morris, Nichols, Arsht & Tunnell

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

December 18, 2002

Citigroup Inc.
425 Park Avenue
New York, NY 10043

Ladies and Gentlemen:

This is in response to your request for our opinion whether a shareholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), by Thomas A. Gavitt may be omitted from the Company's proxy statement and form of proxy for its 2003 annual meeting of shareholders pursuant to Rule 14a-8(i)(1) or Rule 14a-8(i)(2) under the Securities Exchange Act of 1934.

The Proposal reads as follows:

> Due to the deterioration of ethics by senior officers at Citigroup Incorporated and the resulting label now placed on Citigroup, that "Citigroup is a Corporation of unsavory and illicit activity". Therefore all monetary gains by senior managers during the specified period of time be returned, with treble damages applied and enforced. All executive options and bonuses paid and or exercised during the years 1998, 1999, 2001, and 2002 be declared not valid. Due to the severe negative reputation placed on Citigroup caused by acts of fraud and collusion by senior managers that all

> monies gained by senior managers be forfeited, and treble damages applied. All resulting funds shall be returned to Citigroup Incorporated. All Citigroup senior managers stock option programs and bonus programs will cease and be permanently terminated, immediately.

It is our opinion that the Proposal is not a proper subject for action by the shareholders of the Company under Delaware law. Therefore, we believe that the Proposal may be omitted from the Company's proxy statement and form of proxy under Rule 14a-8(i)(1) which permits the omission of a shareholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." It is also our opinion that, if implemented, the Proposal would cause the Company to breach existing contractual or other obligations and may therefore be omitted from the Company's proxy statement and form of proxy in reliance upon Rule 14a-8(i)(2) which permits the omission of a shareholder proposal if the proposal, if implemented, would "cause the company to violate any state, federal or foreign law to which it is subject."

<u>Rule 14-8(i)(1)</u>

The Proposal is not clearly drafted and somewhat confusing. However, putting aside charges of fraud and ethical lapses by senior managers, it appears to have the following substantive elements:

1. "monetary gains" by "senior managers" during a "specified period" would have to be returned "with treble damages applied and enforced."

2. all "executive" options and bonuses paid or exercised during the years 1998-2002 would be declared not valid.

3. all "monies gained" by senior managers would "be forfeited and treble damages applied"

4. all Citigroup "senior managers stock option and bonus programs" would be immediately and permanently terminated.

The Company's annual meeting in 2003, as in past years, will be held, in accordance with Section 211(b) of the Delaware General Corporation Law (the "DGCL"), to elect directors and to transact "any other proper business." Rule 14a-8(i)(1) is premised on the notion that matters that are not proper for shareholder action have no place being submitted for a shareholder vote. In our opinion, matters that shareholders would have no power to effect are not proper matters for shareholder action. In other words, it makes no sense, and Delaware law does not contemplate, that shareholders will be called upon to do things they cannot, or their corporation cannot, do. The Proposal fails this test in almost every respect.

The Proposal would award treble damages against "senior managers", but only courts - not shareholders - have the power to award damages. Black's Law Dictionary defines "damages" as "A pecuniary compensation or indemnity which may be recovered in the courts . . ." Black's Law Dictionary 351 (5th ed. 1979). Indeed, insofar as the Proposal would award treble damages as punishment for the "fraud and collusion" it ascribes to "senior managers," even the Delaware Court of Chancery does not have jurisdiction to award punitive damages in suits brought under the provisions of the DGCL. Beals v. Washington International, Inc., Del. Ch. 386 A.2d 1156 (1978); Kaye v. Pantone, Inc. 395 A.2d 369 (1978); Loretto Literary & Benevolent Institution v. Blue Diamond Coal Co. 444 A.2d 256 (1982).

In addition, the Proposal would require "senior managers" to return all "monetary gain" from Citigroup and forfeit all "monies gained" (or, perhaps, three times that amount) and bonuses paid or options exercised during a period reaching back to 1998 would retroactively be invalidated. But we do not believe that corporations have power - whether or not approved by shareholders - to require employees to return compensation already paid to them or retroactively to "invalidate" stock options that have already been exercised.

Finally, if the Proposal is approved, all stock option and bonus programs for "senior managers" would be immediately terminated. Forever. Putting to one side issues relating to breach of contract which are discussed in the second part of this opinion, whether the Company could immediately and permanently terminate existing stock option and bonus programs as required by the Proposal presents, in our opinion, a difficult question concerning corporate power under Delaware law. Section 122(15) of the DGCL provides that every corporation organized under that statute has the specific power to "pay pensions and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers and employees . . ." If it is the intention of the Proposal in calling for the permanent termination of stock option and bonus programs, not only that existing programs be ended but also that no such programs ever be adopted, we think it is unlikely that a Delaware court would find that shareholders have power to cause their corporation to abdicate permanently the specific corporate power granted by Section 122(15) of the DGCL, even if that abdication were limited to a specific class or group of officers or employees.

In any case, without regard to issues of corporate power, even under the terms of existing compensation plans, action by the board of directors or a committee of the board is required as a matter of contract to terminate the plans. For example, Section 21 of the Company's 1999 Stock Incentive Plan, which was approved by the Company's shareholders at the 1999 annual meeting of shareholders, provides that the Plan may be amended, suspended or terminated by the committee. It also says the Plan will terminate on April 30, 2009 "unless earlier terminated by the Board." Even if this plan could be terminated, as the Proposal would mandate, we believe action by the Company's board of directors or a committee of the board would be required. In addition, insofar as the requirement in the Proposal that stock option and bonus programs be terminated relates to the other provisions of the Proposal providing for the clawback of compensation previously paid to senior managers, it does not appear that the termination of stock option programs and bonus programs maintained by the Company could require the forfeiture of awards made under those plans. Indeed, Section 21 of the Company's 1999 Stock Incentive Plan, states expressly that "no termination, suspension or amendment of the Plan shall adversely affect the right of any Participant with respect to any Award theretofore granted . . ." Similarly, Section 8(b) of the Company's 1999 Executive Performance Plan, which was also approved by the Company's shareholders at the 1999 annual meeting, provides". . . in no event shall the termination of the Plan adversely affect the rights of any Participant to deferred amounts plus any earnings thereon previously awarded such Participant".

Accordingly, as set forth above, because the Proposal calls upon the Company's shareholders to do things they cannot do, we believe that it is not a proper subject for shareholder action under Delaware law and may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(1).

Furthermore, we note that although the Proposal is cast as a mandate rather than a recommendation or request, we do not believe that it would be a proper subject for shareholder action under Delaware law even if recast in precatory form. A note to Rule 14a-8(i)(1) indicates that in certain cases a proposal that would be binding if approved by shareholders may not be a proper subject for shareholder action but would be proper if framed as a recommendation or request that the board of directors take specified action. As indicated above, in our opinion, the Proposal requires action that the Company does not have the corporate power to effect whether approved by shareholders or by directors. As a consequence we do not believe the Proposal would be a proper subject for shareholder action even if recast as a recommendation or request for director action.

Rule 14a-8(i)(2)

The Proposal would require Citigroup to abolish permanently all "stock option programs and bonus programs" or, at least, any programs fitting that description that include "senior managers" as participants. In addition, it would abrogate all bonuses and options granted or exercised during the years 1998-2002. The SEC staff has recognized that a shareholder proposal may be excluded from a company's proxy materials if it would cause the company to breach existing contractual or other obligations in reliance on Rule 14a-8(i)(2) or its predecessor, Rule 14a-8(c)(2), which authorizes exclusion of shareholder proposals which, if implemented, would cause a company to violate state or federal law. See SBC Communications Inc. (January 11, 1999) (proposal requiring abolition of all stock options); CoBancorp Inc. (February 22, 1996) (proposal requesting rescission of long-term incentive plan).

The Proposal, if implemented, would require the Company to terminate its 1999 Stock Incentive Plan, without regard to the specific provisions of the Plan providing that the Plan will terminate in 2009 unless earlier terminated by the board of directors, and rescind all grants and awards made under that Plan since its enactment in 1999 as well as grants and awards under any other "stock option and stock bonus programs" that include "senior managers" during a time period reaching back to 1998. Section 23 of the 1999 Stock Incentive Plan provides that the Plan and all agreements entered into under the Plan are governed by Delaware law. To the extent that implementation of the Proposal would require the rescission of grants and awards already made under the 1999 Stock Incentive Plan or agreements entered into under the Plan or any other "stock option and stock bonus program" of the Company governed by Delaware law, in our opinion, such action would involve a breach of Delaware contract law. Accordingly, we believe that the Proposal would, if implemented, require corporate action that violates Delaware law with the result that it may also be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2).

Very truly yours,

Morris, Nichols, Arsht & Tunnell

RECEIVED
2003 JAN 28 AM 9:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 10, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of Thomas A. Gavitt (Proponent)**

Dear Sir or Madam:

The Citigroup denial of my Stockholder Proposal dated December 19,2002, is surprising to me and appears to be ambiguous in its' content. Throughout Mr. Dropkins letter mention is made, "without any supporting evidence". I respectfully draw Mr. Dropkins attention to The New York Times, Washington Post, CBS, NBC and ABC Television News Programs. All aforementioned, outlined the abdication of ethics and honesty at Citibank, repeatedly for numerous infractions. First, in it's "fleecing" of thousands of clients who were victimized when barrowing from Citibank. Apparently Mr. Dropkin failed to read the New York Times Article that stated, "On September 20, 2002, Citigroup was once again clobbered with a $240 million dollar penalty by the FTC because they regularly fleeced customers who took out loans". News media also revealed, "because of the extent of the "fleecing" this was the largest consumer protection settlement in the Agency's history". The dishonour and disgrace of being the recipient of these charges and paying the largest fine ever for "fleecing" your "cherished" clients must have bypassed Mr. Dropkin. To disagree that the United States was not mobilizing for war, that was in fact taking place during the time Citigroup was "fleecing" it's clients is to deny reality itself, and is in no way inflammatory, just plain fact.

Rule 14a-8(i)(3) has been misinterpreted by the respondent. No false or misleading statements appear in my proposal. All allegations are fully supported by articles published in the New York Times, Washington Post, London Guardian and was presented on NBC ,CBS and ABC News. As well as "Insider Trades"as obligatory reporting by the Securities And Exchange Commission, and reported by Vickers. In fact, Chairman Sanford Weill once again enriched himself by "exercising" another of his many options on November 4, 2002, and became the owner of another 750,000 shares of Citigroup Stock at $21.92 per share. A bit later that very same day he sold 561,740 shares at $37.50 per share, realizing $21,149,511, for a net profit of $8,836,103. Sadly, not many investors have the expertise and good fortune as Chairman Weill. I substantiate these facts from Vickers, as it is required reporting by the SEC. While these antics went on unabated, Citigroup fired thousands of Employees, and closed branches, to "fatten" the bottom line, for accounting purposes. All this while the United States was, and is still mobilizing for war.
My wording, "A litany of offences committed against investors, employees and clients perpetrated by Citigroup Executives indicates fines and legal penalties will be forthcoming"has proven to be an accurate prediction. "It is obvious that high level Managers have committed infractions that include collusion and fraud. Consequently initiating numerous investigations by Governmental Agencies". The reputation of Citigroup is attributable to the devious actions by Senior Managers, as a "criminal

enterprise". All observations appearing have become realities. "Once, highly regarded" Smith Barney Employee Jack Grubman was paid a $10 million dollars per year, while deliberately lying to investors, has been terminated in disgrace. News media reports that Mr. Grubman faces additional civil law suits for his indiscretions while working for Smith Barney. News Media has indicated US Government Agencies are looking into what went on between Chairman Weill, Mr. Grubman, fellow Board Member Armstrong and the subsequent elevated rating of AT&T stock. CNNfn, reported that Citigroup was awarded a fee of $40 million dollars for their services in launching the new IPO for AT&T Wireless. Mr. Grubman deliberately publicized erroneous endorsements for AT &T stock which had been rated "poor" but was changed in one day to a "buy" purposely to victimize investors. All this to enrol Mr. Grubman's daughter in a more prestigious pre-school. Recorded conversations, and e-mail correspondence indicated that Chairman Weill had high connections at the school, and consented to use his "pull"and fulfil his part of the bargain. This one sided agreement triggered the multi-million dollar fee being paid to Citigroup, and Jack Grubman's Daughter was enrolled in the "prestigious" school. The only losers were the victimized investors who bought the artificially endorsed AT&T shares, and lost a lot of money.

Once again, The New York Times as well as international news media outlined the complicity of Citigroup being involved in "molding deals to help Enron skirt rules". This manipulation helped Enron to avoid requirements of accounting rules, thus keeping $125 million in debt off its books. Possible charges are pending as to these suspicious actions on the part of Citigroup Inc.

Another ongoing investigation into the workings at Citigroup revealed how Solomon Smith Barney routinely gave millions of shares of IPO's to Officers at Enron, as bribery. Already indicted, Andrew Fastow and Scott Sullivan, high ranking Officers at Enron were alleged to be recipients of the IPO shares. On January 9, 2003, Andrew Fastow had additional charges placed against him by The Government. Chairman Bernard Ebbers netted over 11 million dollars through his illegal allotment of IPO shares being meted out by Solomon Smith Barney. Week after week new charges of irregularities appeared in the News Media, outlining alleged violations being levied against Citigroup Inc.

The Officers and Board Members at Citigroup hold millions of shares of Citigroup Stock. Even though they buy and sell in one day, at any given time they control a sufficient number of shares to toss out my proposal, which they will do anyway. This control by the Management and Board of Directors is certainly contrary to Securities and Exchange Rules, and must be stopped. My proposal in its miniscule way implores that honesty and integrity be infused into Citigroup. This is a Publicly Owned Corporation, and Management is supposed to adhere to their fiduciary responsibility. The Managers at Citigroup must recognize the reality of their position as "caretakers of a Publicly Owned Corporation and that Citigroup is NOT their own "piggy bank".

Thank you for your assistance in this matter.

Thomas A. Gavitt
EPS X-13010
PO Box 02-5261
Miami, Florida 33102-5261 copy: Citigroup Inc. Senator Bill Frist

Exhibit A

October 2, 2002

Citigroup Incorporated
153 East 53rd Street
New York City, New York 10043
Attention: Mr. Sanford Weill, Chairman

SHARE OWNER PROPOSAL

I, Thomas Gavitt own 300 shares of Citigroup Stock, and have owned the shares jointly for over one year. I submit Waterhouse Securities monthly statements verifying my continuous ownership.

Recently, a deluge of negative information has been revealed, pertaining to the conduct of Managers at Citigroup. A litany of offences committed against investors, employees, and clients perpetrated by Citigroup Executives indicates fines and legal penalties will be forthcoming. It is obvious that high level Managers have committed infractions that include, collusion and fraud, consequently initiating numerous investigations by Governmental Agencies. The reputation of Citigroup, is attributable to the devious actions by Senior Managers, as that of a "criminal enterprise".

1. On July 23, 2002 the New York Times reported that Citigroup "molded" deals to help Enron skirt rules. Citigroup intentionally manipulated the written record of their dealings with Enron. This manipulation by Citigroup permitted Enron to avoid requirements of accounting rules, thus keeping $125 million in debt off its books. Citigroup deliberately left the full terms of the deal out of the paperwork, thereby permitting Enron to conceal the truth. Thousands of Americans lost their life savings and jobs totally attributable to Citigroups' complicity in the Enron Scandal.
2. News media made note of former Treasury Secretary Robert Rubin utilizing his connections to fraudulently inflate Enron's ratings, and victimize unsuspecting investors. Jack Grubman, of Solomon Smith Barney was "directed" by Senior Managers to utilize his talents, and became a co-conspirator by fraudulently maintaining a "buy" on Enron Stock, up to the time Enron filed for bankruptcy. Mr. Grubman was forced to resign and became the "fall guy" for higher ups.
3. On September 20, 2002, Citigroup was once again clobbered with a $240 million dollar penalty by the FTC because they regularly fleeced customers who took out loans. The FTC said this was the largest consumer protection settlement in the Agency's history. While the United States was mobilizing for a war against terrorists Citigroup continued cheating Americans by employing illegal lending methods. While the United States was still reeling from the terrorist attack on Sept.11, Citigroup Chairman, Sanford Weill enriched himself beyond belief on November 2, 2001. Mr. Weill exercised one of his many "executive" stock options and "acquired" 700 thousand shares of Citigroup Stock at the bargain price of $23.50 per share. Total cost was $16,450,000. On the very same day Mr. Weill sold 494,095 shares for $46.25 for each share, and received $22,851,893. Mr. Weill enjoyed a net profit of $11,240,661. Americans bought the shares at $46.25 via the stock market.

While Americans were preparing to send their Sons and Daughters to Afghanistan, Mr. Weill, and Citigroup Senior Managers continued on their precarious course of self enrichment.

4. There is an ongoing investigation as to alleged pressure by Sanford Weill, Citigroup Chairman to elevate the rating on AT&T stock at the request of Citigroup Board Member, Robert Armstrong. AT&T stock had been severely depressed, and with the impending initial public offering of AT&T Wireless, indications are that Mr. Weill was cornered by AT&T Chairman Robert Armstrong and at Mr. Armstrong's urging, the "boss" Mr. Weill had Jack Grubman at Solomon Smith Barney turn his poor rating of AT&T, to a buy rating. Once again the fraud and collusion was successful and Americans were victimized by Citigroup's complicity in this fraudulent act. Mr. Weill "serves" on the AT&T Board, and Mr. Armstrong serves on the Citigroup Board, a nice cosy relationship.
5. Another ongoing investigation into the workings at Citigroup revealed how Solomon Smith Barney routinely gave millions of shares of IPO's to the thugs at World Com. as bribery. The chief thug, Bernie Ebbers, netted over 11 million dollars through his illegal allotment of IPO shares being meted out strictly as bribery. This "gifting" of IPO shares that were bought and sold in one day, indicates illegal conduct by the "giver" and the "receiver".

Because of the dishonesty, fraud and collusion outlined above, I desire to submit the following proposal to be presented to all share owners for a vote prior to, and at the next share owner(s) meeting.

MY PROPOSAL

DUE TO THE DETERIORATION OF ETHICS BY SENIOR OFFICERS AT CITIGROUP INCORPORATED AND THE RESULTING LABEL NOW PLACED ON CITIGROUP, THAT "CITIGROUP IS A CORPORATION OF UNSAVORY AND ILLICIT ACTIVITY". THEREFORE ALL MONETARY GAINS BY SENIOR MANAGERS DURING THE SPECIFIED PERIOD OF TIME BE RETURNED, WITH TREBLE DAMAGES APPLIED AND ENFORCED. ALL EXECUTIVE OPTIONS AND BONUSES PAID AND OR EXERCISED DURING THE YEARS 1998, 1999, 2000, 2001, AND 2002 BE DECLARED NOT VALID. DUE TO THE SEVERE NEGATIVE REPUTATION PLACED ON CITIGROUP CAUSED BY ACTS OF FRAUD AND COLLUSION BY SENIOR MANAGERS THAT ALL MONIES GAINED BY SENIOR MANAGERS BE FORFEITED, AND TREBLE DAMAGES APPLIED. ALL RESULTING FUNDS SHALL BE RETURNED TO CITIGROUP INCORPORATED. ALL CITIGROUP SENIOR MANAGERS STOCK OPTION PROGRAMS AND BONUS PROGRAMS WILL CEASE AND BE PERMENENTLY TERMINATED, IMMEDIATELY.

Sincerely,

Thomas A. Gavitt

Thomas A. Gavitt
EPS X 13910 P.O. Box 02-5261
Miami, Florida 33102-5261

copy: Chairman Harvey Pitt, S.E.C.

citigroup

Citigroup Inc.
425 Park Avenue
New York, NY 10043

December 19, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of Thomas A. Gavitt (the "Proponent")**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 15, 2003. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(3) promulgated under the Act and six copies of an opinion of Morris, Nichols, Arsht & Tunnell as to certain matters of Delaware law.

Rule 14a-8(i)(1) provides that a proposal may be omitted if it is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(2) provides that a proposal may be omitted if "the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject."

Rule 14a-8(i)(3) provides that a proposal may be omitted if it violates the proxy rules, including Rule 14a-9 which prohibits false and misleading statements in proxy materials.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 11, 2003.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

cc: Thomas A. Gavitt

RECEIVED
2003 JAN 28 AM 9:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 14, 2003

Senator Bill Frist
416 Russell Senate Office Building
Washington, DC 20510

Dear Senator Frist:

Congratulations on your being elected Majority Leader in the United States Senate. Your honesty and integrity will instill some much needed confidence for the Public as it pertains to our Elected Officials.

I am enclosing copies of my Share Owner proposals as they pertain to unethical conduct by Management at two New York Stock Exchange listed Corporations, Citigroup and General Electric. BOTH PUBLICLY OWNED. Because my proposals highlight publicized misbehaviour as well as illegal conduct by Managers there is a strong effort to deny inclusion of my proposals at the next Share Owner Meeting(s). I do realize you cannot exert any influence to bring about the inclusion of my proposal(s) at the next meeting, or for that matter any future Share Owner Meeting(s). My purpose in communicating with you is to bring to your attention the devious actions of Corporate Managers at Publicly Owned Corporations listed on the New York and American Exchanges. The actions by Managers at Enron, Global Crossing, Adelphia and Tyco as well as so many others who violated their fiduciary responsibilities through criminal conduct has inflicted mortal financial wounds to thousands of American Investors and United States Citizens. Loss of jobs, pensions and life savings has destroyed the future and hopes of millions of Americans. Totally due to the insatiable greed of people like Dennis Kozlowski, Bernard Ebbers, John Rigas and so many more. For years preceding the Enron scandal, the Securities & Exchange Commission permitted Ross Johnson former President of RJR Industries and Al Dunlop former President of Scott Paper Company and Sunbeam Corporation, to literally destroy and dismantle the Companies they were supposed to become "caretakers" of. Unbelievably no action has been taken by The SEC, or Justice Departments to bring about some retribution for Jack Welch, former Chairman of General Electric Corporation and his "friendly Board of Directors". Weekly, news media revealed less than honourable conduct going on at Citigroup (Citibank & Solomon Smith Barney). Only, mention of Civil Action(s) have been publicized, but these scoundrels must be taken to task, as all indications are that the wealthy and powerful get away with anything. I respectfully request that by reading the proposals I have enclosed, regarding Citigroup and General Electric this letter addressed to you will make more sense.

I do not delude myself with expectations that my proposals will change conditions now existing at the majority of Publicly Owned Corporations. It does appear that the corruption may be beyond repair. I do hope that by voicing my objections to these violations of trust, and dishonesty, others will also be fed up with what has, and still is going on, and that some change may come about. At the corporate level, and at the Securities & Exchange Commission.

Many thanks for your attention to this matter.

Thomas Gavitt
EPS X-13910 PO Box 02-5261
Miami, Florida 33102-5261

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proponent must:

- delete the discussion that begins "A litany of offences committed against investors . . ." and ends " . . . by Senior Managers, as that of a 'criminal enterprise'";
- delete the sentence that begins "Thousands of Americans lost . . ." and ends ". . . in the Enron scandal" in the paragraph that begins "On July 23, 2002 the New York Times . . ." and ends ". . . in the Enron Scandal" and provide factual support for the remaining paragraph in the form of a citation to a specific title;
- delete the discussion that begins "News media made note of former. . ." and ends ". . . became the 'fall guy' for higher ups";
- in the paragraph that begins "On September 20, 2002, Citigroup was once again clobbered . . ." and ends ". . . precarious course of self-enrichment":
  - delete the phrase "because they regularly fleeced customers who took out loans";
  - delete the discussion that begins "While the United States was mobilizing . . ." and ends ". . . beyond belief on November 2, 2001";
  - delete the sentence "While Americans were preparing . . ." and ends ". . . course of self enrichment"; and
  - provide factual support in the form of a citation to a specific source[s] for the statements in the remaining paragraph;
- delete the sentence that begins "Once again the fraud and collusion . . ." and ends ". . . in the fraudulent act" and the phrase " a nice cosy relationship" in the paragraph that begins "There is an ongoing investigation . . ." and ends ". . . a nice cosy relationship" and provide factual support in the form of a citation to a specific publication, title, and publication date for the statements in the remaining paragraph; and
- delete the paragraph that begins "Another ongoing investigation . . ." and ends ". . . illegal conduct by the 'giver' and the 'receiver.'"

Accordingly, unless the proponent provides Citigroup with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Citigroup omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Katherine W. Hsu
Attorney-Advisor